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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

   Tepper                           Scott               M
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   (Last)                           (First)             (Middle)

                                    8008 Hunters Cove
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                                    (Street)

   Boardman                         OH                  44512
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   (City)                           (State)             (Zip)

   Bio-Plexus, Inc.                 Symbol: "BPXS"
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2.   Issuer Name and Ticker or Trading Symbol



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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


                6/2002
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4.   Statement for Month/Year



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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                Vice Chairman
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [_]  Form Filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                                 Disposed of (D)                 Securities     Form:     7.
                                                                 (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            3.           ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             of Month       Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock,
par value $.001                                                                                  1,460 (1)       D
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Common Stock,                                                                                    50,000(2)       D
par value $.001
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Common Stock,
par value $.001                       6/18/02       P            65,360                 $33,333  65,360          D
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

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)         (A)   (D)   cisable  Date     Title     Shares  5)       4)        4)       4)
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
Warrants to         $1.00    6/19/02  A        8,333          6/18/02 12/18/04 Common    8,333   (3)      8,333     D
Purchase                                                                       Stock
Common Stock
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Stock Options (4)   $2.283   7/19/01  A4     100,000          (4)     7/19/11  Common  100,000          100,000     D
                                                                               Stock
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

Explanation of Responses:

(1) A total of 14,597 shares were reported on the Reporting Person's Form 5 for calendar 2000 as filed on 2/14/01. During 2001, the Issuer affected a reverse stock split whereas each ten shares of Issuer common stock were converted into one share of Issuer common stock.

(2) Consists of restricted stock issued pursuant to Issuer's 2001 Stock Incentive Plan. Represents shares of Restricted Stock having an initial fair market value of $2.283 per share, as determined by the Issuer's Board of Directors and by a new investment in the Company at the issuance date. Vesting occurred on May 24, 2002 upon a change in control.

(3) Derivative Securities were issued as part of Units each consisting of Subordinated 7% Non-Convertible Promissory Notes and Warrants to purchase 50,000 shares of Common Stock. The reporting person purchased 0.16 Unit for a purchase price of $16,667.

(4)   Vested on change of control on May 24, 2002.

      /S/ Scott M. Tepper                                July 10, 2002
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.